Exhibit 99.2
RELIANCE BANCSHARES, INC.
COMPENSATION COMMITTEE CHARTER

COMMITTEE’S PURPOSE
     The Compensation Committee (the “Committee”) of Reliance Bancshares, Inc. (the “Company”) is appointed by the Board of Directors to discharge the Board’s responsibilities relating to compensation of the Company’s directors and executive officers. The Committee has overall responsibility for approving and evaluating the director and officer compensation plans, policies and programs of the Company. The Committee is also responsible for producing an annual report on executive compensation for inclusion in the Company’s proxy statement.
COMMITTEE MEMBERSHIP
     The Committee shall consist of no fewer than three (3) members. The members of the Committee shall be outside, non-management directors as determined by the full Board, in the exercise of its business judgment, one of whom shall be designated as the Chairperson. The members of the Committee shall be directors of the Company and shall be nominated by the Nominating & Governance Committee and elected by the full Board of Directors. Committee members shall serve for a period of one year unless a member resigns or is replaced by the Board of Directors and a successor is appointed.
MEETINGS
     The Committee shall meet at least once each year as determined by the Chairperson and at other times as necessary to carry out its responsibilities. Meetings can be called by any member of the Committee. Meetings may be in person or by telephone as needed to conduct the business of the Committee.
COMMITTEE AUTHORITY AND RESPONSIBILITIES
1.	The Committee shall have the sole authority to retain and terminate any legal counsel or compensation or other consultant to be used to assist in the evaluation of director or executive compensation and shall have sole authority to approve the consultant’s fees and other retention terms. The Committee shall also have authority to obtain advice and assistance from internal or external legal, accounting or other advisors and the sole authority to approve the payment of the advisor’s fees and other retention items. All fees and other retention items for compensation consultants, internal or external legal, accounting or other advisors shall be paid by the Company.

2.	The Chief Executive Officer. The Committee shall consider corporate goals and objectives relevant to the Chief Executive Officer’s compensation. In determining the Chief Executive Officer’s compensation, the Committee should consider the Company’s performance goals, the value of similar incentive awards to the chief executive officers at comparable companies, and the awards given to the Company’s

Chief Executive Officer in past years. The Compensation Committee shall have the sole authority to approve, amend or terminate for the Chief Executive Officer of the Company the following compensation levels based on this evaluation: (a) annual base salary level, (b) annual incentive opportunity level, (c) long-term incentive opportunity level, (d) employment agreements or severance arrangements, and (e) any special or supplemental benefits, subject to approval by the full Board.

3.	Other Executives. The Committee shall, in consultation with the Chief Executive Officer, annually review and have the sole authority to approve, amend or terminate for the executives of the Company, other than the Chief Executive Officer, (a) the annual base salary level, (b) the annual incentive opportunity level, (c) the long-term incentive opportunity level, (d) employment agreements or severance arrangements, and (e) any special or supplemental benefits, subject to approval by the full Board.

4.	Directors. The Committee shall have the sole authority to approve, amend or terminate for directors (a) the annual compensation, and (b) any additional compensation for service on committees of the Board, service as a committee chairman, service as presiding director of the executive sessions of the Board, meeting fees or any other benefit payable by virtue of the director’s position as a member of the Board of Directors, subject to approval by the full Board.

5.	Compensation and Benefit Plans. The Committee shall have the sole authority to approve, amend or terminate incentive-compensation plans and any qualified equitybased plans, including the approval, amendment or termination of any tax-qualified plan, subject to approval by the full Board. The Committee shall have the sole authority to appoint and remove various plan Trustees, appoint and remove members of any Administrative Committee; and to appoint and remove any Plan Administrator, subject to approval by the full Board.

6.	Ratification Required by the Board. The following shall also be presented as a recommendation to the full Board and approved by the full Board: (i) any action, including, but not limited to, the adoption or amendment of any non-qualified equity compensation plan, that is required by law or regulation to be submitted to the stockholders of the Company for approval, and (ii) any approval, amendment or termination of change in control agreements/provisions related to the directors or officers of the Company. In the event any recommendation of the Committee is not approved by the Board, the recommended action must be returned to the Committee for further consideration. Any future Committee recommendation regarding such item must, again, be presented to the full Board for its approval. For the purpose of this Charter, a “non-qualified equity compensation plan” shall mean any plan that does not meet the requirements of Sections 401(a), 423 or 424 of the Internal Revenue Code, as amended or the definition of an “excess benefit plan” within the meaning of Section 3(36) of the Employee Retirement Income Security Act.

7.	Annual Report. The Committee shall produce an annual report on executive compensation for inclusion in the Company’s proxy statement.

8.	Competitive Compensation Position. The Committee shall annually review market data to assess the Company’s competitive position for each component of executive compensation (especially base salary, annual incentives, long-term incentives, and supplemental executive benefit programs) by reviewing market data for appropriate peer companies.

9.	Cash Effect. The Committee shall monitor the cumulative cash effect on the Company caused by bonus, options and other cash-based incentive plans of the Company, especially in relation to the Company’s net income for the applicable year(s).

10.	Stock Ownership Policy. The Committee may establish and monitor the stock ownership policy with regard to the officers and directors of the Company, subject to approval by the full Board and monitor compliance with this policy.

11.	Executive Session. The Committee shall determine which officers of the Company or other visitors to invite to the Committee’s meetings, if any. In the sole discretion of the Chairperson, the Committee may meet in executive session at any time.

12.	Report to the Board. Following each action by the Committee, the Committee shall make a report to the full Board at the next regularly scheduled meeting of the full Board, for consideration or approval, as required.

13.	Charter Review. The Committee shall review and reassess the adequacy of this Charter annually and recommend any proposed changes to the Board for approval. The Committee shall annually review its own performance. The results of such self-assessment shall be presented to the Board of Directors at its next meeting.

14.	Delegation/Written Consent. The Committee may form and delegate authority to subcommittees when it determines that such action is appropriate under the circumstances; and the Committee may take action in the absence of a meeting by unanimous written consent of all members.

15.	Additional Activities. The Committee shall perform any other activities consistent with this Charter, the Company’s By-laws and applicable law, as the Committee deems appropriate to carry out its assigned duties or as requested by the Board.

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